UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 14, 2008

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

14 August 2008
Number 29/08

BHP BILLITON BOARD APPOINTMENTS

BHP Billiton Chairman Don Argus today announced the appointment of two new non-executive directors, Alan Boeckmann and Keith Rumble, to the BHP Billiton Board, effective 1 September 2008.

Mr Boeckmann is currently the Chairman and Chief Executive Officer of Fluor Corporation, USA. He holds non-executive directorships with Archer Daniels Midland, Burlington Northern Santa Fe Corp and the National Petroleum Council.

Mr Rumble was until recently the Chief Executive Officer of SUN Mining and has more than 30 years experience in the resources industry, specifically in titanium and platinum mining and processing. Prior to joining SUN Mining, he was the Chief Executive Officer of Impala Platinum Holdings Limited in South Africa.

Mr Argus said that both appointments would be invaluable additions to the BHP Billiton Board, bringing with them a wealth of experience in the international mining, industrial and oil and gas industries.

"Alan brings with him extensive experience in running large scale international industrial companies and his experience in the oil and gas industry will make a very attractive addition to our Board. He has deep global experience in engineering, procurement, construction, maintenance and project management across a range of industries including resources and petroleum.

"Keith has more than 30 years experience in the mining industry and is highly regarded in the international mining community. His depth of senior management experience and knowledge of the industry will be an asset to the company.

"Both Alan and Keith will be excellent additions to our Board and we are very pleased that they have agreed to join us."

Mr Argus said that the appointment of Mr Boeckmann and Mr Rumble would bring the number of BHP Billiton directors to 13. The Group's established process of continually reviewing the mix of skills and competencies of directors will continue to ensure that the Board is made up of members best able to promote shareholder interests and effectively govern the Group.

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia Samantha Evans, Media Relations Tel: +61 3 9609 2898 Mobile: +61 400 693 915 email: Samantha.Evans@bhpbilliton.com	United Kingdom & South Africa Andre Liebenberg, Investor Relations Tel: +44 20 7802 4131 Mobile: +44 7920 236 974 email: Andre.Liebenberg@bhpbilliton.com
Leng Lau, Investor Relations
Tel: +61 3 9609 4202 Mobile: +61 403 533 706
email: Leng.Y.Lau@bhpbilliton.com

United States
Scott Espenshade, Investor Relations
Tel: +1 713 599 6431 Mobile: +1 713 208 8565
email: Scott.Espenshade@bhpbilliton.com

Illtud Harri, Media Relations Tel: +44 20 7802 4195 Mobile: +44 7920 237 246 email: Illtud.Harri@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                  The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 14 August 2008	By:	Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary